Filed by County Bancorp, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 Working with Marketing on new style & color scheme throughout under the Securities Exchange Act of 1934, as amended Subject Company: County Bancorp, Inc. (Commission File No. 001-36808) Date: June 22, 2021 Acquisition of County Bancorp, Inc. June 22, 2021Filed by County Bancorp, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 Working with Marketing on new style & color scheme throughout under the Securities Exchange Act of 1934, as amended Subject Company: County Bancorp, Inc. (Commission File No. 001-36808) Date: June 22, 2021 Acquisition of County Bancorp, Inc. June 22, 2021

Securities Legend Forward Looking Statements “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995 Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the federal securities law. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the proposed merger between Nicolet and County, as well as expectations regarding Nicolet’s proposed acquisition of Mackinac Financial Corporation (“Mackinac”), all of which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Nicolet and County with the SEC, risks and uncertainties for Nicolet, County and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of County’s operations with those of Nicolet will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed merger; (4) changes to tax legislation and their potential effects on the accounting for the merger; (5) the inability to complete the proposed merger due to the failure of Nicolet’s or County’s shareholders to adopt the Merger Agreement; (6) the failure to satisfy other conditions to completion of the proposed merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed merger to close for any other reason; (8) diversion of management's attention from ongoing business operations and opportunities due to the proposed merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed merger on Nicolet’s, County’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) dilution caused by Nicolet’s issuance of additional shares of Nicolet common stock in connection with the merger; (13) risks and uncertainties relating to Nicolet’s proposed acquisition of Mackinac, including but not limited to the failure of the proposed acquisition to close for any reason and risks and uncertainties relating to the Mackinac’s business, the combined business of Mackinac and Nicolet, and the combined businesses of Nicolet, County and Mackinac; (14) the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Nicolet, County and the combined company; (15) changes in consumer demand for financial services; and (16) general competitive, economic, political and market conditions and fluctuations. Please refer to each of Nicolet’s, County’s and Mackinac’s Annual Report on Form 10-K for the year ended December 31, 2020, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements. All forward-looking statements included in this communication are made as of the date hereof and are based on information available to management at that time. Except as required by law, neither Nicolet nor County assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.Securities Legend Forward Looking Statements “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995 Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the federal securities law. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the proposed merger between Nicolet and County, as well as expectations regarding Nicolet’s proposed acquisition of Mackinac Financial Corporation (“Mackinac”), all of which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Nicolet and County with the SEC, risks and uncertainties for Nicolet, County and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of County’s operations with those of Nicolet will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed merger; (4) changes to tax legislation and their potential effects on the accounting for the merger; (5) the inability to complete the proposed merger due to the failure of Nicolet’s or County’s shareholders to adopt the Merger Agreement; (6) the failure to satisfy other conditions to completion of the proposed merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed merger to close for any other reason; (8) diversion of management's attention from ongoing business operations and opportunities due to the proposed merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed merger on Nicolet’s, County’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) dilution caused by Nicolet’s issuance of additional shares of Nicolet common stock in connection with the merger; (13) risks and uncertainties relating to Nicolet’s proposed acquisition of Mackinac, including but not limited to the failure of the proposed acquisition to close for any reason and risks and uncertainties relating to the Mackinac’s business, the combined business of Mackinac and Nicolet, and the combined businesses of Nicolet, County and Mackinac; (14) the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Nicolet, County and the combined company; (15) changes in consumer demand for financial services; and (16) general competitive, economic, political and market conditions and fluctuations. Please refer to each of Nicolet’s, County’s and Mackinac’s Annual Report on Form 10-K for the year ended December 31, 2020, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements. All forward-looking statements included in this communication are made as of the date hereof and are based on information available to management at that time. Except as required by law, neither Nicolet nor County assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Securities Legend Important Information and Where to Find It This communication relates to the proposed merger transaction involving Nicolet and County. In connection with the proposed merger, Nicolet and County will file a joint proxy statement/prospectus on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, COUNTY AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be delivered to shareholders of Nicolet and County. Investors may obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet’s website at www.nicoletbank.com. Copies of the documents filed with the SEC by County will be available free of charge on County’s website at investors.ICBK.com/documents. Nicolet, County and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Nicolet and the shareholders of County in connection with the proposed merger. Information about the directors and executive officers of Nicolet and County will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. Information about the directors and executive officers of Nicolet is also included in the proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 2, 2021. Information about the directors and executive officers of County is also included in the proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 5, 2021. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.Securities Legend Important Information and Where to Find It This communication relates to the proposed merger transaction involving Nicolet and County. In connection with the proposed merger, Nicolet and County will file a joint proxy statement/prospectus on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, COUNTY AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be delivered to shareholders of Nicolet and County. Investors may obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet’s website at www.nicoletbank.com. Copies of the documents filed with the SEC by County will be available free of charge on County’s website at investors.ICBK.com/documents. Nicolet, County and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Nicolet and the shareholders of County in connection with the proposed merger. Information about the directors and executive officers of Nicolet and County will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. Information about the directors and executive officers of Nicolet is also included in the proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 2, 2021. Information about the directors and executive officers of County is also included in the proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 5, 2021. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The Upper Midwest's Premier Community Bank

Nicolet BANKSHARES, INC. + COUNTY BANCORP, INC. Parent company of Investors Community Bank

Additional Scale. Creates the second largest bank headquartered and the #1 bank lending to the dairy industry in the state of Wisconsin

Diversification. County's ag portfolio provides additional diversification to Nicolet, comprising roughly 15% of the pro forma loan portfolio(1)

Shared Entrepreneurial Cultures. Founded three years apart in 1997 and 2000, both County and Nicolet operate with an entrepreneurial culture and are led by the original founders that have known and respected each over the last couple of decades

Complements Mackinac Transaction. County's leading market position in the dairy sector along with Nicolet's low-cost core deposit funding base will allow for the deployment of excess liquidity and be a source for future growth

Top Tier Performance. Nicolet's history of providing consistent EPS growth, strong ROAA, and top quartile ROATCE will be further enhanced by the EPS accretion expected in 2022 and beyond with County and Mackinac


Nicolet
County
Mackinac

2nd Largest
Bank headquartered in Wisconsin

#1 Bank Lender
to the dairy industry in Wisconsin

#1 Market Share
in Michigan's Upper Peninsula(2)

#9 Ranked
among S&P Global's *"Best Performing Community Banks of 2020"(3)*

Nicolet BANKSHARES, INC.

(1) Nicolet pro forma with Mackinac – see page 8 for detail
(2) Based on S&P Global Market Intelligence deposit market share information as of 6/30/20 for all 15 counties in the Upper Peninsula
(3) S&P Global Market Intelligence - Includes banks $3 to $10 billion in total assets as of 12/31/20

4

Transaction Highlights & Rationale

Strategic Rationale

- Establishes Nicolet as #1 Banking Dairy Lender in the state of Wisconsin
- Creates an additional niche business line that further diversifies Nicolet's existing loan portfolio and can be scaled and fully funded using Nicolet's excess liquidity
- Creates a $7.5 billion community banking franchise – one of the largest focused exclusively on the Upper Midwest
- Enhances scale in existing markets of Green Bay and Appleton

Positive Financial Impacts

- EPS accretion in mid-single digits in 2022[1][2]
- Tangible book value dilution of approximately 1.2%, with an earnback of 1.4 years[1][3]
- Internal rate of return > 20%
- Identified, but no modeled revenue enhancements (including mortgage and wealth management)

Revenue Opportunities

- Ability to leverage Nicolet's larger balance sheet and existing diversified loan portfolio to fund larger portion of agricultural lending opportunities (County currently participates a large percentage of newly originated ag credits due to funding issues)
- Opportunity to bring portion of County's $842 million ag servicing book back on balance sheet over time
- Immediate ability to utilize Nicolet's excess liquidity and cash position to reduce County's funding costs (including $135 million[4] in callable CDs and other higher cost funding)

Nicolet BANKSHARES, INC.

(1) Nicolet presented pro forma for announced acquisition of Mackinac Financial Corporation
(2) Assumes 100% phase-in of cost savings
(3) Crossover method
(4) ICBK company reports

5

County Bancorp Financial Highlights & Market Overview

County Bancorp Market Overview

- #1 Banking dairy lender in the state of Wisconsin with lending relationships in 55 of the state's 72 counties
- Strong local presence in home market of Manitowoc and lead local community bank in Stevens Point MSA
- LPO locations in Eau Claire, Sheboygan, Fond du Lac, and Darlington service state-wide client footprint
- Lenders & support staff located throughout the state of Wisconsin support highly personalized customer service and understanding of localized industry trends with emphasis on the consolidating family-owned dairy sector

County Financial Branch Map


WI Counties with lending relationships
Full Service Branch
Loan Production Office

Manitowoc & Stevens Point MSA Deposit Market Share(1)

Manitowoc MSA

Rank	Institution	Branches	Deposits in Market ($M)	Market Share
1	Bank First Corporation	7	$692	34.5%
2	**County Bancorp Inc.**	**1**	**$644**	**32.1%**
3	Associated Banc-Corp	3	$242	12.1%
4	U.S. Bancorp	2	$119	5.9%
5	Denmark Bancshares Inc.	2	$91	4.6%
	Total For 9 Institutions In Market	**21**	**$2,004**	

Stevens Point MSA

Rank	Institution	Branches	Deposits in Market ($M)	Market Share
1	Bank of Montreal	3	$881	42.3%
2	Associated Banc-Corp	4	$218	10.5%
3	JPMorgan Chase & Co.	1	$177	8.5%
4	**County Bancorp Inc.**	**1**	**$174**	**8.4%**
5	Portage County Bancshares Inc.	4	$105	5.0%
	Total For 14 Institutions In Market	**24**	**$2,082**	

County Summary Financials(2)

	2018	2019	2020	2021 Q1
Total Assets	$1,521,027	$1,378,779	$1,472,358	$1,491,328
Asset Growth	*8.9%*	*-9.4%*	*6.8%*	*1.3%*
Total Net Loans	$1,193,739	$1,022,657	$1,017,453	$1,002,370
Loan Growth	*4.5%*	*-14.3%*	*-0.5%*	*-1.5%*
Total Deposits	$1,223,347	$1,101,442	$1,040,826	$1,098,528
Deposit Growth	*10.2%*	*-10.0%*	*-5.5%*	*5.5%*
Loans / Deposits	99%	94%	96%	92%
Equity / Assets	9.68%	12.14%	11.66%	11.15%
Net Income	$14,251	$16,452	$5,479	$3,928
ROAA	0.96%	1.13%	0.38%	1.06%
ROAE	9.50%	10.10%	3.22%	9.11%
Net Interest Margin	2.91%	2.93%	2.68%	2.95%
Efficiency Ratio	52.7%	56.7%	65.3%	62.4%
NPAs/ Assets	3.22%	4.23%	4.16%	3.90%
NCOs/ Avg Loans	-0.01%	0.15%	0.32%	-0.01%
LLR / Loans	1.36%	1.47%	1.43%	1.48%

(1) *Source: S&P Global Market Intelligence as of June 30, 2020*
(2) *Source: S&P Global Market Intelligence / Company Reports; 2020 financials include one-time goodwill impairment charge of $5.0 million*

Nicolet BANKSHARES, INC.
6

Leading Deposit Market Share in WI and Upper Peninsula Pro Forma Branch Map: Nicolet branches (36) County branches (4) Mackinac branches (28) Note: Map does not include County’s loan production offices in Eau Claire, Sheboygan, Fond du Lac, and Darlington, Wisconsin 7Leading Deposit Market Share in WI and Upper Peninsula Pro Forma Branch Map: Nicolet branches (36) County branches (4) Mackinac branches (28) Note: Map does not include County’s loan production offices in Eau Claire, Sheboygan, Fond du Lac, and Darlington, Wisconsin 7

A Leading Business Bank in its Markets

Loan Portfolio

Nicolet - $3.9B



Ag 2.8%
Consumer 1.2%
Residential RE 20.2%
Const & Land 5.8%
Commercial RE - Owner Occ 18.5%
C&I 31.5%
Commercial RE - Investment 19.9%

MRQ Yield = 4.92%

County - $1.0B



Ag 60.0%
Const & Land 1.3%
C&I 11.7%
Commercial RE - Investment 14.8%
Commercial RE - Owner Occ 8.4%
Residential RE 3.7%

MRQ Yield = 4.64%

Combined - $4.9B



Ag 14.6%
Consumer 1.0%
Const & Land 4.9%
Residential RE 16.8%
C&I 27.4%
Commercial RE - Owner Occ 16.4%
Commercial RE - Investment 18.9%

Combined MRQ Yield = 4.86%

Deposit Portfolio

Nicolet - $5.2B



Noninterest Bearing 32.1%
Customer CDs 9.9%
Brokered 5.3%
MMA & Interest-bearing demand 39.0%
Savings 13.7%

MRQ Cost = 0.30%

County - $1.1B



Noninterest Bearing 12.7%
MMA & Interest-bearing demand 44.3%
Customer CDs 25.4%
Brokered 16.9%
Savings 0.8%

MRQ Cost = 0.78%

Combined - $6.3B



Noninterest Bearing 28.7%
Customer CDs 12.6%
MMA & Interest-bearing demand 39.9%
Brokered 7.3%
Savings 11.4%

Combined MRQ Cost = 0.38%

Nicolet BANKSHARES, INC.

Source: S&P Global and internal company reports as of March 31, 2021
Note: Nicolet pro forma with Mackinac Financial Corporation, including combined MRQ loan yield and deposit costs as of March 31, 2021

8

Dairy-Related Lending

A — **County's Expertise**

Niche Dairy Lending Origins
- #1 — Banking Dairy lender in Wisconsin

Valuably Serving Local Markets
- ✓ Seasoned Ag. & Dairy lenders with extensive sector knowledge

High Personal Touch Model
- ✓ Strong advisor / partnership model

Ever-evolving with the Industry
- ✓ Expanding lending facilities to overcome consolidation trends

+

B — **Nicolet's Balance Sheet & Credit Culture**

Significant Excess Liquidity
- 17% — Cash & C.E.-to-Assets
- 76% — Loan-to-Deposits(1)

Strong Credit Culture
- ✓ History of low charge-offs

Loan Origination Potential
- ✓ Higher anticipated Legal Lending Limit

Low Funding Costs
- 30bps — Cost of deposits on $5.1B in deposits(1)

=

C — **Long-term Opportunity**

Wisconsin Dairy Exports Have Grown in Each of Last 4 Years
- 7,000+ — Dairy Farms in WI
- #1 — Cheese producer in US

Nicolet Adds a New Major Business Line
- Ag. | Comm. | Retail | Wealth

- $842M — *In off balance sheet servicing portfolio (ICB)*
- *Future growth by bringing a portion on balance sheet over time*

Credit & Risk Management

Securing the Following:

All Notes
- Loans cross-collateralized with pledged farm assets

Operating Lines of Credit
- Inventory and growing crops pledged as collateral

Intermediate Term Loans
- Secured by pledged equipment and livestock

Long Term Loans
- Secured by pledged farm real estate assets

Highlights:

Full Relationship
- Generally sole lender on the leading farms that have scale and strong management / owners

Farm Service Agency ("FSA")
- 2nd leading originator of FSA government-guaranteed loan program in the country

(1) Nicolet pro forma with Mackinac Financial Corporation as of March 31, 2021

Nicolet BANKSHARES, INC.

9

Comprehensive Due Diligence Process

Disciplined Acquirer

- Nicolet is an experienced acquirer having announced seven bank acquisitions since 2013
- Long track record of earnings and tangible book value growth
- Historically out-performed initial cost savings estimates
- Concurrent close & convert model allows for the bulk of cost savings to be immediately realized

Holistic Diligence Approach

- Collaborative process lasting approximately 30 days
- Nicolet's experienced credit diligence team (including its own ag lending team) reviewed a significant portion of the loan portfolio
- Preliminary review of personnel at both institutions

Loan Review Process

Extensive Loan Review Analysis

370+ Ag & Commercial relationships reviewed	$867 Million Total loan balance reviewed

- 93% of all ag related relationships
- 85% of all commercial relationships
- 100% of adversely classified assets and Watch List credits
- The retail loan portfolio based on payment performance

Diligence Focus Areas

Corporate / Org.	Third Party Doc.'s
Financial	Human Resources
Loan Portfolio	Insurance
Investment Portfolio	Compliance
ALM	Mortgage Banking
Deposits / Funding	Branches / Facilities

Nicolet BANKSHARES, INC.

10

Transaction Overview and Assumptions

Transaction Structure	• 0.48x shares of Nicolet OR $37.18 in cash for each share of County, subject to 80% stock / 20% consideration mix • Total transaction value of $219 million (1) • County to merge with and into Nicolet; Investors Community Bank to merge with and into Nicolet National Bank
Synergies	• Cost Savings of 33% of County's non interest expense base • 75% realized in 2022 and 100% thereafter

Loan Credit Mark	• Total gross loan credit mark of 2.02%, or $19.5 million on net loan portfolio excluding PPP loans
	  ○ 0.34%, or $3.3 million, non-PCD mark (amortized into earnings over the 3 year life of loans)
	  ○ 0.76%, or $7.3 million, PCD mark, recorded into ACL
	• Additional Day 2 CECL reserve of 0.92%, or $8.9 million; included in pro forma tangible book value at close

Other Fair Value Estimates	• Net fair value write-down of $10.9 million on loans (interest rate), time deposits, trust preferred and subordinated debt • Permanent balance sheet mark of $2.1 million pretax on fixed assets and OREO • Core deposit intangible of $3.2 million, amortized on an accelerated basis over 10 years
Other Assumptions	• $19.0 million in estimated pretax deal related expenses • Cash portion financed with new subordinated debt
Management & Board	• One member of County's Board will join the Boards of Directors of Nicolet Bankshares and Nicolet National Bank • Tim Schneider (President of County) will join the senior management team of Nicolet as Senior Vice President, Agriculture Lending Manager
Closing & Approvals	• Anticipated close in fourth quarter 2021 • Subject to regulatory approvals, shareholder approvals by both Nicolet and County, and customary closing conditions

(1) Market data as of June 21, 2021. Based on approximately 6.1 million County common shares outstanding (inclusive of County's unvested restricted stock units) as of June 17, 2021. Inclusive of approximately $3.7 million for the cash-out value of County's stock options

Nicolet BANKSHARES, INC.

11

Multiples and Pro Forma Impact

Transaction Value / Tangible Book Value (3/31/2021)	• 138%
Pay to Trade Ratio (1)	• 70%

Transaction Value / LTM Earnings	• 15.3x
Transaction Value / 2022E Earnings (2)	• 18.5x
Transaction Value / 2022E Earnings + Synergies (2) (3)	• 10.6x

	Pro Forma with MFNC	Standalone(4)
Estimated 2022E EPS Accretion (2) (75% Cost Savings Phase-In)	• 3.1%	• 9.5%
Estimated 2022E EPS Accretion (2) (100% Cost Savings Phase-In)	• 5.4%	• 12.7%
TBVPS Accretion / (Dilution)	• (1.2%)	• (1.9%)
Tangible Book Value Earnback	• 1.4 years	• 1.4 years
TCE / TA Ratio (estimated at close)	• 8.2%	• 8.5%
CET1 Ratio (estimated at close)	• 10.9%	• 11.2%
Internal Rate of Return	• 20% +	

Nicolet BANKSHARES, INC.

(1) Ratio of tangible book value multiple paid to Nicolet's tangible book value multiple as of June 21, 2021, presented pro forma for Nicolet's announced acquisition of Mackinac Financial Corporation
(2) Based on mean consensus estimates
(3) Assumes 100% phase-in of cost savings
(4) Nicolet and County combined; excludes impact of MFNC

12

Experienced & Seasoned M&A Leader in the Upper Midwest $7.5 B $4.6 B $3.6 B $3.1 B $2.9 B $2.3 B $1.2 B $1.2 B $1.2 B $0.7 B 2012 2013 2014 2015 2016 2017 2018 2019 2020 Pro Forma 2017 2016 2013 2019 2020 First Menasha Baylake Corp Mid-Wisconsin Financial Services Choice Bancorp Advantage Bancshares Bank of Wausau (FDIC assisted) Community 2021 Bancshares Mackinac Financial County Bancorp 13 AssetsExperienced & Seasoned M&A Leader in the Upper Midwest $7.5 B $4.6 B $3.6 B $3.1 B $2.9 B $2.3 B $1.2 B $1.2 B $1.2 B $0.7 B 2012 2013 2014 2015 2016 2017 2018 2019 2020 Pro Forma 2017 2016 2013 2019 2020 First Menasha Baylake Corp Mid-Wisconsin Financial Services Choice Bancorp Advantage Bancshares Bank of Wausau (FDIC assisted) Community 2021 Bancshares Mackinac Financial County Bancorp 13 Assets

Summary Transaction Highlights

- County is the ideal partner, accelerating the ability to deploy excess liquidity into higher-growth lending opportunities, in addition to substantially improving County's funding costs
- Attractive financial returns with solid EPS accretion, minimal tangible book value dilution and short TBV earnback (pro forma with Mackinac, and on a stand alone basis)
- Complimentary entrepreneurial cultures with founder mentalities
- Further diversifies Nicolet's loan portfolio and revenue mix by acquiring leading agricultural lender, creating the "lead local" community bank that reflects its local economy
- ~$7.5 billion in total assets, creating the predominant community banking and agricultural lending franchise in the Upper Midwest
- Mackinac transaction remains on course to close in early September

Nicolet BANKSHARES, INC.
14

Mike Daniels President & CEO (920) 430-7318 mdaniels@nicoletbank.com Bob Atwell Executive Chairman (920) 430-7317 batwell@nicoletbank.com Phil Moore Chief Financial Officer (920) 617-8159 pmoore@nicoletbank.com Eric Radzak Corporate Development Officer / Investor Relations (920) 617-4540 eradzak@nicoletbank.comMike Daniels President & CEO (920) 430-7318 mdaniels@nicoletbank.com Bob Atwell Executive Chairman (920) 430-7317 batwell@nicoletbank.com Phil Moore Chief Financial Officer (920) 617-8159 pmoore@nicoletbank.com Eric Radzak Corporate Development Officer / Investor Relations (920) 617-4540 eradzak@nicoletbank.com